June 19, 2007

Via EDGAR & Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4-6

Washington, D.C. 20549-0406

Attention:           Mr. Stephen Krikorian

                              Accounting Branch Chief

Re:       Avocent Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Form 10-Q for the Fiscal Year Ended March 30, 2007
Form 8-K Filed September 11, 2006, January 25, 2007, March 1, 2007

and April 18, 2007
File No. 000-30575

Dear Mr. Krikorian:

Avocent Corporation (the “Company”) submits this letter in response to the comments contained in the Securities and Exchange Commission staff’s (the “Staff”) letter dated May 29, 2007 and received by us on June 4, 2007 (the “Comment Letter”) relating to the above referenced filings.  For your convenience, we have repeated the comments contained in the Comment Letter below in italicized, bold type before our response.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

1.                                      In your discussion of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change.  Quantify the amount of the change that was due to each of the factors or events that you identify.  Some examples of items that should be quantified include the following (note that this list is not intended to be all-inclusive):

•                  The increase in gross margin between fiscal year 2005 and fiscal year 2006 due to higher revenue from your digital and serial products, added sales from your LANDesk acquisition, added sales from you Cyclades branded products, increased revenue from your embedded solutions, which were offset by additional costs included in cost of sales from amortization of other intangible assets, additional costs incurred to transition the manufacturing of Cyclades products to Avocent contract manufacturers, and additional product costs from implementing recent environmental regulations;

•                  The increase in selling, general and administrative expenses between fiscal year 2005 and fiscal year 2006 as a result of the additional costs from the Cyclades and LANDesk acquisitions, which were offset by reduced headcount and certain research and development site closings undertaken during the second half of 2005.

Refer to Section III.D of SEC Release 34-48960.  Revise future filings accordingly.

Company Response:

We have read the Securities and Exchange Commission’s “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” (Release Nos. 33-8350; 34-48960; FR-72).  In particular, we reviewed Section III.B.3, which in the fourth paragraph states: “Quantification of the material effects of known material trends and uncertainties can promote understanding.  Quantitative disclosure should be considered and may be required to the extent material if quantitative information is reasonably available.”  While certain items discussed are quantified elsewhere in discussions of the results of operations (e.g., LANDesk revenues, gross profits, and operating expenses), we recognize that the addition of the quantitative values for certain of the factors causing material changes in our financial results from one period to the next would assist our investors with their analysis and understanding of our financial results and related trends.  We will incorporate such quantification within our future filings to the extent that such items are material and reasonably available.

Consolidated Statements of Income, page 47

2.                                      You disclose that you recognize revenue in under the residual method as prescribed by Statement of Position 97-2, “Software Revenue Recognition” (SOP 97-2) when contracts contain multiple elements and vendor-specific objective evidence (“VSOE”) of fair value exists for all undelivered elements.  We note that revenue related to these multiple element arrangements is presented within a single line item labeled “Products and services” within the Consolidated Statements of Income.  Additionally, we note in your March 30, 2007 Form 10-Q that the LANDesk Division maintenance and services revenue represented 7% of total net revenue for the three month period ending March 30, 2007.  Tell us how your presentation complies with Rule 5-03(b) of Regulation S-X.  In this regard, tell us what consideration you gave to presenting product and service revenue, and related cost of revenue, on separate line items for your multiple element arrangements where VSOE exists for all undelivered elements pursuant to Rule 5-03(b) of Regulation S-X.

Company Response:

As stated in Rule 5-03 of Regulation S-X:

“If income is derived from more than one of the sub-captions described under 210.5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class.  If these items are combined, related costs and expenses as described under 210.5-03.2 shall be combined in the same manner:

1.          Net sales and gross revenues.  State separately: (a) Net sales of tangible products (gross sales less discounts, returns and allowances), (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues”

In determining the income statement presentation within our Form 10-K and Form 10-Q filings, we examined the overall materiality of the various types of revenues, including services revenues.  Although the LANDesk Division has a portion of its revenues derived from service type activities, the amount of service revenues provided by other divisions, when combined with that of LANDesk, is below the 10% threshold that requires stating them separately under Rule 5-03.  Although we note that the financial results of 2006 were below the threshold that would require us to state such service revenue separately, we acknowledge that this class of revenue may become more significant in future periods.  If so, we will state such revenues separately on the face of our future Consolidated Statements of Income.  We will continue to monitor this class of revenue, as well as others classes of revenue, to ensure we provide proper presentation of revenues and related costs and expenses within our filings.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 55

3.                                      As noted in comment number two above, you recognize revenue under the residual method when contracts contain multiple elements and VSOE of fair value exists for all undelivered elements.  Tell us how your revenue recognition policies are impacted when VSOE of fair value does not exist for all undelivered elements in your multiple element contracts.  Further, tell us what consideration you gave to disclosing this revenue policy.

Company Response:

The Company rarely has situations where VSOE of fair value does not exist for various undelivered elements in our multiple element contracts.  In accordance with the AICPA Statement of Position 97-2, “Software Revenue Recognition,” when such situations do exist and taking into consideration the nature of the undelivered element(s), the Company’s policy is to generally defer revenue related to the entire arrangement until the earlier of the point at which (a) such sufficient VSOE does exist or (b) all elements of the arrangement have been delivered and all other revenue recognition criteria have been met.

We recognize that the inclusion of the above statement would enhance our disclosure of our revenue recognition accounting policy, and we will incorporate this statement within our future filings.

Note 11. Treasury Stock, page 68

4.                                      We note that you entered into a put option agreement with a former shareholder of LANDesk that was filed in a Form 8-K on September 11, 2006.  Describe the relevant terms of the put option agreement.  Tell us how you are accounting for this agreement including the accounting literature used to support your conclusion.  Explain why the put option is not within the scope of SFAS 150 (i.e., paragraph 11 of SFAS 150).

Company Response:

We entered into the put option agreement with Mr. Wang, the former CEO of LANDesk, to induce him to remain an officer and employee of Avocent during a transitional period through the preparation of our 2006 financial results.  Pursuant to the terms of the LANDesk acquisition agreement, approximately one-half of the purchase consideration was in the form of Avocent common stock.  The other significant shareholders of LANDesk were able to sell their Avocent shares at almost anytime whereas Mr. Wang was restricted by our insider trading policies and SEC regulations related to officers of public companies.

The terms of the put option agreement provided Mr. Wang the one-time option to put the specific shares of Avocent common stock he received upon the closing of the acquisition of LANDesk on August 31, 2006 (approximately 502,000 shares) back to Avocent under specified conditions.  The put was exercisable for ten business days beginning in the first quarter of 2007 but no later than March 1, 2007 (and only to the extent he still owned these shares at the time of the put) at the put price of $28.11 (the average price of the common stock used to value Avocent’s shares issued at the closing of the acquisition).  The put option was not offered to any other LANDesk shareholder.  The exercise of the put under the put agreement was also conditioned upon Mr. Wang’s continued employment with LANDesk through February 16, 2007.

The agreement was first evaluated as to whether the arrangement should be accounted for in the purchase accounting associated with the LANDesk acquisition or should be accounted for separately under a compensation arrangement.  In order to make this assessment, we considered the guidance prescribed in SFAS 141, par. 34 and EITF 95-8.  This analysis took into consideration the facts and circumstances surrounding the arrangement, most notably the specific terms of the put arrangement (forfeitable if Mr. Wang ceased employment during the option period), the fact that the arrangement was with an employee selling shareholder and not offered to other selling shareholders, and the fact that the financial instrument was equity-based.  Based on the facts and circumstances surrounding this arrangement, we concluded the arrangement should not be accounted for as a part of the purchase accounting associated with the LANDesk acquisition and should be accounted for separately as a freestanding financial instrument under the appropriate accounting literature.  We evaluated the put option agreement under both SFAS 150 and SFAS 123R and concluded that, since the put was issued in relation to and was contingent upon Mr. Wang’s employment with us, this option fell within the scope of SFAS 123R (par. 4) and thus should be accounted for under this standard:

    “This Statement applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for equity instruments held by an employee share ownership plan) or by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or (b) that require or may require settlement by issuing the entity’s equity shares or other equity instruments.”

SFAS 123R par. 29 states that SFAS 150 excludes from its scope instruments that are accounted for under SFAS 123R (also see SFAS 150 paragraph 17):

    “FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, excludes from its scope instruments that are accounted for under this Statement.  Nevertheless, unless paragraphs 30-35 of this Statement require otherwise, an entity shall apply the classification criteria in paragraphs 8-14 of Statement 150, as they are effective at the reporting date, in determining whether to classify as a liability a freestanding financial instrument given to an employee in a share-based payment transaction.  Paragraphs A230-A232 of this Statement provide criteria for determining when instruments subject to this Statement subsequently become subject to Statement 150 or to other applicable GAAP.”

Based upon this, we further concluded the award should be accounted for as a liability award and measured at its fair value each reporting period.  As prescribed by par. 37 of SFAS 123R, the Company measured the liability each reporting period and recognized compensation expense over the service period. In accordance with SFAS 123R, the Company recognized the liability associated with this put option as the expense was incurred.  (If the put had been exercised the exercise would have been treated as a treasury stock transaction).

Ultimately, the put option expired unexercised resulting in the reversal of all expense in February 2007 in accordance with SFAS 123R.  However, as noted above, we calculated the fair value of the put option as of the grant date and as of each subsequent reporting date and began amortizing the resulting expense over the term of the put option agreement (six months).  During October 2006, Mr. Wang sold all but 100,000 shares of the common stock covered by the put option.  At the next reporting period ending December 31, 2006, the fair value of the put option on the remaining 100,000 shares was calculated to be $35,000 equating to a prorated expense of $24,000 for the period September 1, 2006 through December 31, 2006. We determined the value of the put option and the resulting expense were immaterial and disclosure in the 2006 Form 10-K was waived.  Additionally, when the put option expired unexercised in the first quarter of 2007, the reversal of the expense was also determined to be immaterial and disclosure in the first quarter 2007 Form 10-Q was waived as well.

Forms 8-K filed on January 25, 2007, March 1, 2007, and April 18, 2007

5.                                      We believe the non-GAAP operating statement columnar format appearing in your Forms 8-K filed on January 25, 2007, March 1, 2007, and April 18, 2007 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures.  In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.”  Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.  As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Company Response:

We have reviewed Item 10 of Reg. S-K, Section II.A.2 of SEC Release 33-8176 regarding non-GAAP measures, and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8 and understand the concern regarding conveying undue prominence to non-GAAP financial statements and creating the impression these statements were prepared under a comprehensive set of accounting rules.

Beginning with the merger of Apex Inc. and Cybex Computer Products Corporation in 2000, which was accounted for as an acquisition of Cybex by Apex and resulted in the formation of Avocent, investors and analysts requested the type of information we are providing as shown in the referenced Forms 8-K.  They stated that in order to understand the true operations of Avocent and evaluate its financial results, they needed the information summarized in a form to exclude items such as the effects of intangibles from acquisition and other non-cash type items.  Since that date, we have been using this format to provide the investment community what they requested to adequately evaluate our financial results.  This format was updated with our adoption of SFAS 123R to provide a separate column with stock-based compensation incurred by income statement line item as investors and analysts also wanted to know how this expense affected each caption of our income statement.  Many of our investors regularly request this type of operational information as they want to understand our underlying operating results excluding the effects of stock-based compensation and purchase accounting and our ability to generate operating cash flows.  Furthermore, all of the sell-side analysts currently covering Avocent analyze, model and forecast our financial results on this basis and continue to request this financial data from us.  Providing this information in the earnings release and Form 8-K facilitates Regulation FD compliance to ensure we provide equal access to this financial data.

Avocent management uses the non-GAAP operational income statement for our own internal review of financial performance.  For example, the operational statements are used extensively in materials presented to both our Board of Directors and Audit Committee on a quarterly basis.  We also use our operational income statement as a benchmark for certain employee bonus and restricted stock unit award programs.  Additionally, we use the operational financial data  to evaluate our divisional results and allocate capital within our businesses.  This columnar format further facilitates the reconciliation of our overall divisional results to our GAAP results, including our reportable segments.

We have received very positive feedback from investors and analysts on this level of detail and reconciliation which allows them to better understand our results, the impact of our acquisitions, our resulting cost base, and our ability to generate cash flows.

6.                                      We note your inclusion of the non-GAAP financial measures in your Forms 8-K filed January 25, 2007, March 1, 2007, and April 18, 2007.  Your presentation lacks substantive disclosure that addresses various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  For example, your disclosures do not explain why you believe the measures provide investors with valuable insight into your operating results or why it is useful to an investor to segregate each of the items for which adjustments are made.  Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations.  Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure.  Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.

Company Response:

Pursuant to the Staff’s request, our future filings will include enhanced disclosure that addresses the considerations set forth in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  We supplementally provide to the Staff herewith as “Exhibit A” an example of such enhanced disclosure.

* * * * *

As requested, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                   The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (256) 217-1301 with any questions or comments regarding this letter.

Respectfully submitted,

Avocent Corporation

Edward H. Blankenship

Senior Vice President and

Chief Financial Officer

cc:           Jason Niethamer, Securities and Exchange Commission

Samuel F. Saracino, Avocent Corporation

Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati

Exhibit A

Discussion of Non-GAAP Financial Measures

To supplement Avocent’s consolidated financial statements presented in accordance with GAAP, we present investors with “operational income,” which is a non-GAAP financial measure that excludes the effects of intangible amortization, stock-based compensation and acquired in-process research and development expenses.

Avocent believes that the presentation of operational income provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations.  Management believes that the use of this non-GAAP financial measure provides consistency and comparability with our past financial reports, and also facilitates comparisons with other companies in our industry, many of which use similar non-GAAP financial measures to supplement their GAAP results.  Management has historically used this non-GAAP measure when evaluating operating performance because we believe that the exclusion of the items described above provides a meaningful measure of our operating results and facilitates comparisons of our core operating performance against prior periods and our business model objectives.  We provide this information to investors to enable them to perform additional analyses of past, present and future operating performance, compare us to other companies, and evaluate our ongoing financial operations.

Externally, we believe that operational income is useful to investors in their assessment of our operating performance and the valuation of our company.  Internally, operational income is the measure used by management for:

•                   Reporting our financial results and forecasts to our board of directors;

•                   Evaluating the operating performance of our company;

•                   Managing and comparing performance internally across our businesses and externally against our peers;

•                   Establishing internal operating budgets; and

•                   Evaluating and valuing potential acquisition candidates.

Operational income is used by Avocent as a broad measure of financial performance that encompasses our operating performance, cash, capital structure, investment management, and income tax planning effectiveness.  Operational income is not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP.  Operational income has limitations in that it does not reflect all of the costs associated with the operations of our business as determined in accordance with GAAP.  In addition, operational income may not be comparable to non-GAAP financial measures reported by other companies.  As a result, one should not consider these measures in isolation or as a substitute for analysis of Avocent’s results as reported under GAAP.  We compensate for these limitations by analyzing current and future results on a GAAP basis as well as a non-GAAP basis, prominently disclosing GAAP net income, which we believe is the most directly comparable GAAP measure, and providing a reconciliation from GAAP net income to operational income.  We expect to continue to incur expenses similar to the non-GAAP adjustments described above, and the exclusion of these items from our non-GAAP financial measures should not be construed as an inference that these costs are unusual or infrequent.

In the financial tables of our earnings press release, Avocent has included reconciliations of GAAP net income to operational income for the relevant periods.